                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             (Amendment No. ___)/*/


                          Continental Bank Corporation
                                (Name of Issuer)

                         Common Stock, $4.00 par value
                         (Title of Class of Securities)

                                    21111310
                                 (CUSIP Number)

                                Cheryl Sorokin
                     Executive Vice President and Secretary
                            BankAmerica Corporation
                 555 California Street, San Francisco, CA 94104
                                 (415) 622-2091
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


    THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THE STATEMENT.

                               Page 1 of 27 Pages
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- --------------------
CUSIP NO. 21111310
- --------------------
- ------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       BankAmerica Corporation
       IRS Identification No. 94-1681731
- ------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b)
- ------------------------------------------------------------------------------
3   SEC USE ONLY

- ------------------------------------------------------------------------------
4   SOURCE OF FUNDS
       WC, OO
- ------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

- ------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER 10,173,300 (Including option to acquire
                     up to 10,169,000 in certain circumstances)
  NUMBER OF
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          - 0 -
    EACH       ---------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER 10,171,300 (Including option to
   PERSON            acquire up to 10,169,000 in certain circumstances)
    WITH
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER - 0 -
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON 10,173,300 (Including option to acquire up to 10,169,000 in certain circumstances)
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.6% (Including option to acquire up to 10,169,000 in certain circumstances)
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
     HC
- ------------------------------------------------------------------------------

                               Page 2 of 27 Pages
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Item 1.   Security and Issuer
          -------------------

     This Statement relates to shares of Common Stock, par value $4 per share ("Issuer Common Stock"), of Continental Bank Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 231 South LaSalle Street, Chicago, Illinois 60697.


Item 2.   Identity and Background.
          -----------------------

     (a)-(c) and (f). This Statement is being filed by BankAmerica Corporation, a bank holding company incorporated under the laws of the State of Delaware ("BankAmerica"). BankAmerica operates through a number of banking and non-banking subsidiaries. The address of BankAmerica is Bank of America Center, 555 California Street, San Francisco, California 94104.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of BankAmerica are set forth in Annex A hereto and are incorporated herein by reference. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of BankAmerica.

     (d) and (e). During the last five years, BankAmerica and, to the best knowledge of BankAmerica, the executive officers and directors of BankAmerica have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     BankAmerica has the option (the "Stock Option"), exercisable only in certain circumstances (see Item 6), to acquire up to 10,169,000 shares (subject to adjustment for certain dilutive events) of the Issuer Common Stock, at a price of $37.50 per share, pursuant to the Stock Option Agreement dated as of January 27, 1994, between the Issuer and BankAmerica (the "Stock Option Agreement"), a copy of which is attached as Exhibit 10 to BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994, and incorporated herein by reference. Execution and delivery of the Stock Option Agreement by the Issuer was a condition to the Agreement and Plan of Merger dated as of January 27, 1994, between BankAmerica and the Issuer (the "Merger Agreement"), a copy of which is attached as Exhibit 2 to BankAmerica's Current Report on Form 8-K filed with

                               Page 3 of 27 Pages
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the Commission on February 3, 1994, and incorporated herein by reference.

     In the event BankAmerica acquires shares pursuant to the Stock Option Agreement, it is currently anticipated that the funds required to purchase such shares would be provided from BankAmerica's working capital or by borrowings from a source yet to be determined.


Item 4.   Purpose of Transaction.
          ----------------------

     The grant of the option, exercisable only in certain circumstances, to acquire shares of Issuer Common Stock was a condition to the execution of the Merger Agreement, pursuant to which the Issuer will, subject to certain conditions being satisfied or waived, be merged with and into BankAmerica (the "Merger").

     As a result of the Merger, each outstanding share of Issuer Common Stock will be converted either all into common stock of BankAmerica or all into cash. To the extent BankAmerica stock is received, the Merger is expected to be tax free to the Issuer's shareholders, although such receipt of stock could become taxable under certain circumstances. However, it is a condition to the Merger closing that the Issuer's counsel render an opinion for the Issuer that the Merger qualifies as a tax free reorganization under the Internal Revenue Code, except for cash payments. Some of the basic terms of the Merger are summarized below and in the joint press release of BankAmerica and the Issuer issued January 28, 1994 and attached as Exhibit 99 to BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994, and incorporated herein by reference. The Merger Agreement is attached as Exhibit 2 to BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994, and incorporated herein by reference, and this summary is qualified in its entirety by reference to the full Merger Agreement.

     The number of shares or fractions thereof of BankAmerica common stock to be issued in the Merger is subject to adjustment, pursuant to an exchange ratio contained in the Merger Agreement. The final exchange ratio will be based on the average of the closing prices of BankAmerica common stock during the 10 consecutive days on which shares of BankAmerica common stock are traded on the New York Stock Exchange ending on the 10th calendar day immediately prior to the anticipated effective time of the Merger (the "Final BAC Stock Price"). So long as the Final BAC Stock Price does not exceed $55.84 per BankAmerica share and is not less than $36.16 per BankAmerica share and so long as the number of outstanding shares of Issuer Common Stock does not increase as a result of the exercise of employee stock options outstanding at the date of the Merger Agreement, the number of shares of BankAmerica common stock to be issued in the Merger

                               Page 4 of 27 Pages
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will remain the same (approximately 21.25 million shares).  Such amount is herein referred to as the "Stock Amount." As of January 26, 1994, there were, excluding treasury shares, 51,103,022 shares of Issuer Common Stock outstanding (as revised from the number of shares of Issuer Common Stock shown in BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994).

     If the Final BAC Stock Price is in excess of $55.84, then the Stock Amount and the per share cash and stock consideration will decline so that the amount to be received (whether all in stock or all in cash) will be the same as if the Final BAC Stock Price had been equal to $55.84. If the Final BAC Stock Price is less than $36.16, the Issuer may terminate the Merger Agreement unless: (i) BankAmerica agrees to increase the Stock Amount and to increase the per share stock and cash consideration to be received in the Merger to an amount equal to the amounts which would have been received by the Issuer's common shareholders under the Merger Agreement (whether all in stock or all in cash) if the Final BAC Stock Price had been equal to $36.16; and (ii) the Issuer's counsel renders an opinion for the Issuer that the Merger qualifies as a tax free reorganization under the Internal Revenue Code, except for cash payments.

     The Issuer's shareholders may elect, at their option, to receive cash in the Merger, or to receive BankAmerica common stock in the Merger or to make no election under the Merger Agreement. The per share stock and cash amounts received per share of Issuer Common Stock will be equal in value to each other based on valuing the BankAmerica common stock at the Final BAC Stock Price. The aggregate amount of cash to be paid to the Issuer's shareholders is fixed at approximately $939 million so long as the number of outstanding shares of Issuer Common Stock does not increase as a result of the exercise of employee stock options outstanding at the date of the Merger Agreement. The Merger Agreement provides for a random allocation procedure (as determined by BankAmerica and the Issuer) in the event of an oversubscription in respect of stock or cash. Fractional shares will not be issued but the value of such shares will be paid to the holders thereof in cash.

     The Merger Agreement also provides for the termination of the Merger Agreement by BankAmerica, in its sole discretion, during the 10 business day period beginning after the date of receipt by BankAmerica of certain disclosure schedules of the Issuer in form and detail of presentation reasonably satisfactory to BankAmerica. In addition, the disclosure schedule receipt date also begins a 30 calendar day period (10 business days of which overlap the sole discretion termination period described in the preceding sentence) during which period BankAmerica may terminate the Merger Agreement if BankAmerica identifies any circumstances which, in the reasonable judgment of BankAmerica's Board of Directors (including a committee thereof), acting in good faith and with due regard for principles of fair dealing, could: (i) materially and adversely impact the reasonably expected financial or business benefits to BankAmerica of the Merger, (ii) be inconsistent in any material and adverse respect

                               Page 5 of 27 Pages
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with any of the representations and warranties of the Issuer contained in the
Merger Agreement, (iii) materially and adversely affect the business, operations, properties, financial condition, results of operations or prospects of the Issuer and its subsidiaries on a consolidated basis or (iv) deviate materially and adversely from the Issuer's financial statements for the year or quarter ended December 31, 1993. The timing of such dates cannot be determined with certainty since the point-in-time that satisfactory disclosure schedules will be received by BankAmerica cannot presently be determined. In addition, under certain circumstances, BankAmerica or the Issuer may terminate the Merger Agreement in certain other events, as specified in the Merger Agreement.

     In addition, each share of the Issuer's Adjustable Rate Preferred Stock, Series 1 and 2 (collectively, "Issuer Preferred Stock") outstanding immediately prior to the effective time of the Merger (excluding shares held by dissenting holders, if any, exercising appraisal rights) will be converted, respectively, into one share of Adjustable Rate Preferred Stock, Series 1 and 2, respectively, of BankAmerica ("BankAmerica Preferred Stock"). Fractional shares will not be issued but the value of such shares will be paid to the holders thereof in cash.

     As a result of the conversion of the Issuer Common Stock and the Issuer Preferred Stock, all shares of Issuer Common Stock and Issuer Preferred Stock will be delisted from the New York Stock Exchange, will not be listed on any national securities exchange or quoted in any inter-dealer quotation system, will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and the holders of Issuer Common Stock and Issuer Preferred Stock will become stockholders of BankAmerica.

     Payment of regular quarterly cash dividends as provided by and in accordance with the present terms of the Issuer Preferred Stock is permitted under the Merger Agreement.

     The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 to BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994 and incorporated herein by reference.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) and (b). BankAmerica has the right, exercisable only in certain circumstances, to acquire up to 10,169,000 shares (subject to adjustment for certain dilutive events) of Issuer Common Stock constituting approximately 16.6% of the issued and outstanding shares of Issuer Common Stock adjusted to reflect the issuance to BankAmerica of such 10,169,000 shares, or

                               Page 6 of 27 Pages
approximately 19.9 percent of the issued and outstanding shares of Issuer Common Stock, without adjustment to reflect the issuance to BankAmerica of such 10,169,000 shares. When and if BankAmerica acquires such shares, it will have sole voting and investment power with respect thereto, subject to certain transfer restrictions. BankAmerica disclaims beneficial ownership of such shares until the events allowing BankAmerica to acquire such shares occur.

     BankAmerica and certain of BankAmerica's subsidiaries may be deemed to be the beneficial owner of 4,300 shares of Issuer Common Stock (representing 0.007 percent of the class assuming the Stock Option is exercised in full and 0.008 percent of the class assuming the Stock Option is not exercised) held in trust accounts, custodial accounts and the like for such subsidiaries' customers ("trust account shares"). BankAmerica and such subsidiaries have sole voting and investment power with respect to 2,300 such shares, and sole voting and no investment power with respect to 2,000 such shares. In addition, such subsidiaries hold 93,000 shares of Issuer Common Stock as to which such subsidiaries have no voting power and no investment power. Such holdings may change in response to investment decisions made by BankAmerica's subsidiaries as trustee or as such accounts are opened and closed. BankAmerica disclaims beneficial ownership of such shares.

     Other than the Stock Option and the trust account shares described above, neither BankAmerica nor any of its subsidiaries beneficially owns any shares of Issuer Common Stock. To the best knowledge of BankAmerica, none of BankAmerica's executive officers or directors beneficially owns any shares of Issuer Common Stock.

     (c) Except for the acquisition of the Stock Option, there have been no transactions in shares of Issuer Common Stock by BankAmerica, or to the best knowledge of BankAmerica, by any of BankAmerica's executive officers or directors, during the past 60 days.

     (d) As described in paragraphs (a) and (b) above, BankAmerica and various subsidiaries of BankAmerica may be deemed to be beneficial owners of shares of Issuer Common Stock in trust accounts for customers as to which BankAmerica and such subsidiaries have no investment powers. The beneficiaries of such trust accounts may have or share the power to direct the payment of dividends and proceeds from the sale of such shares.

     (e)  Not applicable.

                               Page 7 of 27 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

  Stock Option Agreement
  ----------------------

     Set forth below is a description of selected provisions of the Stock Option Agreement.

     The Stock Option Agreement provides for the purchase by BankAmerica of up to 10,169,000 shares, subject to certain adjustments, of Issuer Common Stock (the "Option Shares") at an exercise price, subject to certain adjustments, of $37.50 per share, payable in cash. The Option Shares, if issued pursuant to the Stock Option Agreement, would represent approximately 19.9 percent of the issued and outstanding shares of Issuer Common Stock without giving effect to the issuance of any shares pursuant to an exercise of the Stock Option.

     The number of shares of Issuer Common Stock subject to the Stock Option will be increased to the extent that the Issuer issues additional shares of Issuer Common Stock (otherwise than pursuant to an exercise of the Stock Option) such that the number of Option Shares will continue to equal 19.9 percent of the then issued and outstanding shares of Issuer Common Stock without giving effect to the issuance of shares pursuant to an exercise of the Stock Option. In the event the Issuer issues or agrees to issue any shares of Issuer Common Stock (other than as permitted under the Merger Agreement) at a price less than $37.50 per share (or lower than an adjusted price per share), the exercise price will be equal to such lesser price. The number of shares of Issuer Common Stock subject to the Stock Option, and the applicable exercise price per Option Share, also will be appropriately adjusted in the event of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, or similar event relating to the Issuer.

     BankAmerica or any other holder or holders of the Stock Option (collectively, the "Holder") may exercise the Stock Option, in whole or in part, subject to regulatory approval, at any time within 30 days (subject to extension as provided in the Stock Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur prior to termination of the Stock Option. "Initial Triggering Event" is defined as the occurrence of any of the following events:

     (i) The Issuer or any Issuer Subsidiary (as defined in the Stock Option Agreement), without BankAmerica's prior written consent, entering into an agreement with any person or group (other than BankAmerica or any subsidiary of BankAmerica (individually, a "BankAmerica Subsidiary" and, collectively, "BankAmerica Subsidiaries")) to engage in, or the Issuer's Board of Directors recommending that the Issuer's stockholders approve or accept (other than as contemplated by the Merger Agreement),

                               Page 8 of 27 Pages
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any (x) merger or consolidation, or similar transaction, involving the Issuer or any significant Issuer Subsidiary, (y) purchase, lease, or other acquisition representing 15 percent or more of the consolidated assets of the Issuer or any significant Issuer Subsidiary, or (z) purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10 percent or more of the voting power of the Issuer or any significant Issuer Subsidiary (each of the transactions described in the preceding clauses (x)-(z) herein is referred to herein and in the Stock Option Agreement as an "Acquisition Transaction");

     (ii) The Issuer or any Issuer Subsidiary, without having received BankAmerica's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, an agreement to engage in an Acquisition Transaction with any person other than BankAmerica or a BankAmerica Subsidiary, or the Board of Directors of the Issuer shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, its recommendation that the stockholders of the Issuer approve the transactions contemplated by the Merger Agreement;

     (iii) any person or group (other than BankAmerica, any BankAmerica Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity) acquiring beneficial ownership or the right to acquire beneficial ownership of 10 percent of more of the outstanding shares of Issuer Common Stock;

     (iv) any person or group (other than BankAmerica or any BankAmerica Subsidiary) making a bona fide proposal to the Issuer or its stockholders by
                     ---- ----
public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

     (v) a third party making a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, followed by the Issuer breaching any covenant or obligation contained in the Merger Agreement, such breach entitling BankAmerica to terminate the Merger Agreement, and such breach not being cured prior to the date that BankAmerica sends notice of its exercise of the Stock Option; or

     (vi) any person or group (other than BankAmerica or any BankAmerica Subsidiary), other than in connection with a transaction to which BankAmerica has given its prior written consent, filing an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person or group of beneficial ownership of 20 percent or more of the then outstanding Issuer

                               Page 9 of 27 Pages
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Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage reference in subclause (z) thereof shall be 20 percent.

     The Stock Option terminates (i) at the effective time of the Merger, (ii) upon termination of the Merger Agreement in accordance with the terms thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, or (iii) twelve months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event occurs after or continues beyond such termination, the Stock Option will terminate twelve months from the expiration of the last Initial Triggering Event to expire, but in no event more than 18 months after such termination).

     Within 30 days (subject to extension as provided in the Stock Option Agreement) after a Subsequent Triggering Event and prior to the termination of the Stock Option, BankAmerica (on behalf of itself or any subsequent Holder) may demand that the Stock Option and the related Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, the Issuer must promptly prepare, file and keep current a shelf registration subject to certain exceptions. BankAmerica is entitled to two such registrations so long as the second request is within 18 months of the first request.

     Within 30 days (subject to extension as provided in the Stock Option Agreement) after a Subsequent Triggering Event and prior to termination of the Stock Option, subject to regulatory approval, the Issuer is required (i) at the request of the Holder, to repurchase the Stock Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (x) the "market/offer price" (as hereinafter defined) exceeds (y) the then applicable Stock Option exercise price, multiplied by the number of shares for which the Stock Option may then be exercised plus BankAmerica's Out-of-Pocket Expenses (as hereinafter defined) to the extent not previously reimbursed; and (ii) at the request of the owner of the Option Shares from time to time (the "Owner"), to repurchase such number of Option Shares from the Owner as the Owner designates at a price per share (the "Option Share Repurchase Price") equal to the "market/offer price" multiplied by the number of Option Shares so designated plus BankAmerica's Out-of-Pocket Expenses to the extent not previously reimbursed. "Out-of-Pocket Expenses" means BankAmerica's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including legal, accounting, and investment banking fees. "Market/offer price" means the highest of (A) the highest price per share of Issuer Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with the Issuer, (C) the highest closing price for shares of Issuer Common Stock quoted on the New York Stock

                              Page 10 of 27 Pages

Exchange or other principal trading market, if applicable, within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Stock Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (D) in the event of a sale representing 15 percent or more of the Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm, selected by the Holder or the Owner, as the case may be, divided by the number of shares of Issuer Common Stock outstanding at the time of such sale.

     In the event that, prior to termination of the Stock Option, the Issuer enters into an agreement (i) to consolidate with or merge into any entity other than BankAmerica or one of its subsidiaries and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity other than BankAmerica or one of its subsidiaries to merge into the Issuer with the Issuer as the continuing or surviving corporation, but in connection therewith the then outstanding shares of Issuer Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of Issuer Common Stock after such merger represent less than 50 percent of the outstanding shares or share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than to BankAmerica or one of its subsidiaries, then the Stock Option will be converted into, or exchanged for, an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of the Issuer's assets, or the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Stock Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the Stock Option (after giving effect to the provisions described in the next paragraph).

     Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as hereinafter defined) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may be exercised, plus BankAmerica's Out-of-Pocket Expenses. The repurchase price for Substitute Shares shall equal the "Highest

                              Page 11 of 27 Pages

Closing Price" multiplied by the number of Substitute Shares to be repurchased, plus BankAmerica's Out-of-Pocket Expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

     Neither BankAmerica nor the Issuer may assign any of its respective rights and obligations under the Stock Option Agreement or the Stock Option to any other person without the other party's written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Stock Option, within 30 days thereafter (subject to extension as provided in the Stock Option Agreement), BankAmerica, subject to the Stock Option Agreement, may assign in whole or in part its rights and obligations thereunder. In addition, until 30 days after the Federal Reserve Board approves an application by BankAmerica to acquire the Option Shares, BankAmerica may not assign its rights under the Stock Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of two percent of the voting shares of the Issuer, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on BankAmerica's behalf, or (iv) any other manner approved by the Federal Reserve Board.

     Notwithstanding any other provision of the Stock Option Agreement, if a Holder, an Owner, or certain related parties offer or propose to engage in an Acquisition Transaction (other than as contemplated by the Merger Agreement) without the prior written consent of the Issuer, then (i) in the case of a Holder or related party thereof, the Stock Option held by it shall immediately terminate and be of no further force or effect and (ii) in the case of an Owner or any related party thereof, the Stock Option Shares held by it will be repurchasable by the Issuer immediately at the then applicable Stock Option exercise price.

     In the event BankAmerica (or any subsequent Holder) wishes to exercise the Stock Option, it must send to the Issuer a written notice (the date of which is referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a "Closing Date" not less than three nor more than 60 days from the Notice Date. If the purchase and sale of the Stock Option cannot be consummated because of an applicable judgment, decree, order, law or regulation, the period of time referred to in this paragraph shall run from the date that the restriction on consummation lapses. If prior notification of or approval of the Federal Reserve Board is required, BankAmerica (or any subsequent Holder) will promptly file the required notice or application. The period of time referred to in this paragraph will run from the

                              Page 12 of 27 Pages
date the notification period expires or any necessary approval is granted. In no event shall the Closing Date be more than 18 months after the related Notice Date.

     If the Stock Option terminates under certain circumstances as described in the Stock Option Agreement, BankAmerica (or any subsequent Holder) may have as many as 30 days subsequent to such termination to exercise the Stock Option (or Substitute Option) in connection with the resale of Issuer Common Stock or other securities pursuant to a registration statement as provided in the Stock Option Agreement.

     The rights and obligations of BankAmerica under the Stock Option Agreement are subject to receipt of any required regulatory approvals. Without the prior approval of the Federal Reserve Board, BankAmerica may not acquire more than five percent of the outstanding Issuer Common Stock. BankAmerica intends to file an application for such approval as soon as practicable.

     The foregoing summary of the terms of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Option Agreement, a copy of which is attached as Exhibit 10 to BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994 and incorporated herein by reference.

  Merger Agreement
  ----------------

     Issuer and BankAmerica are also parties to the Merger Agreement, a copy of which is filed as Exhibit 2 to BankAmerica's Current Report on Form 8-K filed with the Commission on February 3, 1994 and incorporated by reference herein. (See Item 4.)


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     (a) Agreement and Plan of Merger dated as of January 27, 1994, between BankAmerica and the Issuer (incorporated by reference to Exhibit 2 to BankAmerica's Current Report on Form 8-K filed February 3, 1994, file no. 002-45003).

     (b) Stock Option Agreement dated as of January 27, 1994, between BankAmerica and the Issuer (incorporated by reference to Exhibit 10 to BankAmerica's Current Report on Form 8-K filed February 3, 1994, file no. 002-45003).

     (c) Joint Press Release dated January 28, 1994 of BankAmerica and the Issuer (incorporated by reference to Exhibit 99 to BankAmerica's Current Report on Form 8-K filed February 3, 1994, file no. 002-45003).

                              Page 13 of 27 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 7, 1994                                  BANKAMERICA CORPORATION


                                        By: /s/ CHERYL SOROKIN
                                           ------------------------------------
                                        Name:  Cheryl Sorokin
                                        Title:  Executive Vice President
                                                     and Secretary

                              Page 14 of 27 Pages

                   GENERAL OPERATING AND BORROWING RESOLUTION
                   ------------------------------------------



  Following is a copy of BankAmerica's General Operating and Borrowing Resolution pursuant to which Cheryl Sorokin, Executive Vice President and Secretary of BankAmerica, executed this Schedule 13D (see paragraph 2 of the resolution on page 20 of this Schedule 13D).

                              Page 15 of 27 Pages

Board of Directors                                      November 1, 1993
BankAmerica Corporation

                            BANKAMERICA CORPORATION
                   GENERAL OPERATING AND BORROWING RESOLUTION
                   ------------------------------------------


    The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

    1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

         the Chairman of the Board
         the Chief Executive Officer
         the President
         any Vice Chairman of the Board
         any Vice Chairman
         the Chief Financial Officer
         the Treasurer
         the Financial Controller
         any Executive Vice President
         any Senior Vice President
         any Vice President
         the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2
                                    -------

         any Assistant Treasurer
         any Assistant Secretary
         any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph
(b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more

                              Page 16 of 27 Pages

Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)  Establishment and use of accounts
     ---------------------------------

     where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)   Borrowing
      ---------

      to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

     (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

    (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor

                              Page 17 of 27 Pages
         shall they be included in computing compliance therewith; and

   (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)   Commercial paper
      ----------------

      subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($l00,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (l) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

                              Page 18 of 27 Pages

(d)  Travelers cheques, official checks and money orders
     ---------------------------------------------------

     in addition to and independent of the borrowing authorized in subparagraph
     (b) of this paragraph 1 and commercial paper issuance authorized in subparagraph (c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)  Extending credit
     ----------------

     to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)  Powers of attorney
     ------------------

     to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)  Service agreements
     ------------------

     to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

                              Page 19 of 27 Pages

(h) Interests in real or personal property
    --------------------------------------

    to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

(i) General power to contract
    -------------------------

    in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

    2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

    3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.

                              Page 20 of 27 Pages

                                  CERTIFICATE

    I, CHERYL SOROKIN, the Secretary of BankAmerica Corporation, a Delaware corporation, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors at a meeting held in accordance with the bylaws on November 1, 1993. This resolution is still in effect.

                                                /s/ CHERYL SOROKIN
                                          -------------------------------
                                                    Secretary
                                             BANKAMERICA CORPORATION


Dated:   February 7, 1994
       ---------------------

                              Page 21 of 27 Pages

                                                                         ANNEX A


                            Identity and Background
                            -----------------------


    The following table sets forth the names, addresses and principal occupations of the executive officers and directors of BankAmerica (directors are indicated by an asterisk). Each such person is a citizen of the United States.

                                                   Principal
    Name            Business Address              Occupation
- -------------  --------------------------  -------------------------
*Joseph F.     10880 Wilshire Blvd.        Chairman of the Board
 Alibrandi     Los Angeles, CA  90024      and Chief Executive
                                           Officer, Whittaker
                                           Corporation,
                                           Los Angeles, CA
                                           (principal business:
                                           aerospace manufacturing)

*Peter B.      3658 Mount Diablo Blvd.     Chairman of the Board
 Bedford       Lafayette, CA  94549        and Chief Executive
                                           Officer, Bedford
                                           Property, Inc.,
                                           Lafayette, CA
                                           (principal business:
                                           real estate investment
                                           trust)

*Andrew F.     4400 MacArthur Blvd., N.W.  President, Brimmer &
 Brimmer       Suite 302                   Company, Inc.,
               Washington, D.C. 20007      Washington, D.C.
                                           (principal business:
                                           economic and financial
                                           consulting)

Kathleen       555 California Street       Executive Vice President
 J. Burke      San Francisco, CA  94104    and Personnel Relations
                                           Officer, BankAmerica
                                           Corporation, San
                                           Francisco, CA
                                           (principal business:
                                           banking and finance)

                              Page 22 of 27 Pages

                                                  Principal
   Name             Business Address             Occupation
- -----------    -------------------------   ------------------------
*Richard       77 Beale Street, 32nd Fl.   Chairman of the Board
 A. Clarke     San Francisco, CA  94106    and Chief Executive
                                           Officer, Pacific Gas &
                                           Electric Co.
                                           (principal business: gas
                                           and electric utility)

*Lewis W.      555 California St.          Vice Chairman of the
 Coleman       San Francisco, CA  94104    Board, Chief Financial
                                           Officer and Treasurer,
                                           BankAmerica Corporation,
                                           San Francisco, CA
                                           (principal business:
                                           banking and finance)

David A.       555 California St.          Vice Chairman,
 Coulter       San Francisco, CA  94104    BankAmerica Corporation,
                                           San Francisco, CA
                                           (principal business:
                                           banking and finance)

*Timm F.       800 North Brand Blvd.       Chairman, Nestle USA,
 Crull         Glendale, CA  91203         Inc., Glendale, CA
                                           (principal business:
                                           food and related
                                           products processing)

*Charles       235 Montgomery St.,         Retired Chairman and
 R. Dahl       Suite 826                   Chief Executive Officer,
               San Francisco, CA 94104     Crown Zellerbach
                                           Corporation, San
                                           Francisco, CA
                                           (principal business:
                                           forest products)

*Kathleen      147 Clifton St.,            President, Economics
 Feldstein     Belmont, MA 02178           Studies, Inc.,
                                           Belmont, MA
                                           (principal business:
                                           economics consulting)

                              Page 23 of 27 Pages

                                                Principal
   Name            Business Address            Occupation
- -----------    -------------------------   -------------------------
*Donald E.     Pacific Telesis Center      Chairman Emeritus,
 Guinn         130 Kearny St., Room 3719   Pacific Telesis Group,
               San Francisco, CA  94108    San Francisco, CA
                                           (principal business:
                                           telecommunications)

*Philip M.     444 South Flower St.        Consultant and Retired
 Hawley        Los Angeles, CA  90071      Chairman and Chief
                                           Executive Officer,
                                           Carter Hawley Hale
                                           Stores, Inc., Los
                                           Angeles, CA
                                           (principal business:
                                           retailing)

Luther S.      555 California St.          Vice Chairman,
 Helms         San Francisco, CA  94104    BankAmerica Corporation,
                                           San Francisco, CA
                                           (principal business:
                                           banking and finance)

*Frank L.      2726 Shelter Island Dr.     Consulting Architect,
 Hope, Jr.     Suite 250                   San Diego, CA
               San Diego, CA  92106        (principal business:
                                           architecture)

*Lawrence      4500 Park Granada Blvd.     Chairman of the
 O. Kitchen    Calabasas, CA  91399        Executive Committee,
                                           Lockheed Corporation,
                                           Calabasas, CA
                                           (principal business:
                                           aerospace)

*Ignacio       411 West Fifth St.          Editor-in-Chief,
 E. Lozano,    Los Angeles, CA  90013      La Opinion, Los Angeles,
 Jr.                                       CA  (principal business:
                                           newspaper publishing)

                              Page 24 of 27 Pages

                                                   Principal
Name           Business Address                    Occupation
- -----------    -------------------------   ------------------------
*Cornell       One Kaiser Plaza            Consultant, Kaiser
 C. Maier      Oakland, CA  94612          Aluminum Corporation,
                                           and Retired Chairman and
                                           Chief Executive Officer,
                                           Kaiser Aluminum &
                                           Chemical Corporation,
                                           Oakland, CA
                                           (principal business:
                                           aluminum)

*Walter E.     University of California    Provost and Senior Vice
 Massey        Office of the President     President, Academic
               300 Lakeside Drive, 22nd    Affairs, University of
               Fl.                         California, Berkeley, CA
               Oakland, CA  94612          (principal business:
                                           education)

*Ruben F.      Westwood Gateway            Retired Chairman of the
 Mettler       11150 Santa Monica Blvd.    Board and Chief Execu-
               Suite 1230                  tive Officer, TRW Inc.,
               Los Angeles, CA  90025      Cleveland, OH
                                           (principal business:
                                           engineering and
                                           manufacturing)

Jack L.        555 California St.          Vice Chairman,
 Meyers        San Francisco, CA  94104    BankAmerica Corporation,
                                           San Francisco, CA
                                           (principal business:
                                           banking and finance)

Thomas E.      555 California St.          Vice Chairman,
 Peterson      San Francisco, CA  94104    BankAmerica Corporation,
                                           San Francisco, CA
                                           (principal business:
                                           banking and finance)

                              Page 25 of 27 Pages

                                                   Principal
    Name           Business Address                Occupation
- ------------   -------------------------    --------------------------
*Richard M.    555 California St.           Chairman of the Board,
 Rosenberg     San Francisco, CA  94104     President and Chief
                                            Executive Officer,
                                            BankAmerica Corporation,
                                            San Francisco, CA
                                            (principal business:
                                            banking and finance)

Michael E.     555 California St.           Vice Chairman,
 Rossi         San Francisco, CA  94104     BankAmerica Corporation,
                                            San Francisco, CA
                                            (principal business:
                                            banking and finance)

*A. Michael    Stanford University          Dean, Graduate School of
 Spence        Memorial Way, Room 140       Business, Stanford
               Stanford, CA  94305          University, Stanford, CA
                                            (principal business:
                                            education)

Martin A.      555 California St.           Vice Chairman,
 Stein         San Francisco, CA  94104     BankAmerica Corporation,
                                            San Francisco, CA
                                            (principal business:
                                            banking and finance)

*Jacques       1995 Agua Mansa Road         Chairman and Chief
 S. Yeager     Riverside, CA  92509         Executive Officer, E.L.
                                            Yeager Construction
                                            Company, Inc.
                                            Riverside, CA
                                            (principal business:
                                            heavy engineering
                                            construction)

                              Page 26 of 27 Pages

                                 EXHIBIT INDEX
                                 -------------

Exhibit
- -------

(a) Agreement and Plan of Merger dated as of January 27, 1994, between BankAmerica and the Issuer (incorporated by reference to Exhibit 2 to BankAmerica's Current Report on Form 8-K filed February 3, 1994, file no.
    002-45003).

(b) Stock Option Agreement dated as of
    January 27, 1994, between BankAmerica and the Issuer (incorporated by reference to Exhibit 10 to BankAmerica's Current Report on Form 8-K filed February 3, 1994, file no. 002-45003).

(c) Joint Press Release dated January 28, 1994 of BankAmerica and the Issuer (incorporated by reference to Exhibit 99 to BankAmerica's
    Current Report on Form 8-K filed February 3,
    1994, file no. 002-45003).

                       Page 27 of 27 Pages